

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

August 28, 2009

Mr. Daniel J. Mahoney
Senior Vice President and General Counsel
The Penn Traffic Company
1200 State Fair Boulevard
Syracuse, New York 13221-4737

> **Re:** **The Penn Traffic Company**
> **Item 4.01 Form 8-K**
> **Filed August 19, 2009**
> **File No. 0-8858**

Dear Mr. Mahoney:

　　We have completed our review of your Form 8-K and have no further comments at this time.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Ta Tanisha Meadows
　　　　　　　　　　　　　　Staff Accountant